December 19, 2005
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
Pursuant to the conference calls with the Staff on December 15, 2005, we received the following oral comment:
The registrant has determined that it has two units of accounting for revenue: one for recurring revenue amounts (which includes post-contract customer support (PCS) and hardware maintenance) and the other for one-time non-recurring revenue (which includes hardware for non-lease transactions, software, hardware installation and software training). Both of those units of accounting include deliverables, which if accounted for as separate elements would not be accounted for under SOP 97-2 (the “non-97-2 deliverables”). For example, in a cash transaction, hardware installation and hardware are non-97-2 deliverables. In a lease transaction, the hardware installation is a non-97-2 deliverable. It’s not clear why the registrant has proposed accounting for both units of accounting under SOP 97-2 given that there are non-97-2 deliverables in each of the units of accounting. Describe why you would propose accounting for all of the elements in the transaction under SOP 97-2, including the non-97-2 deliverables.

Summary
The Company reviewed the accounting guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables, for its multiple element arrangements. Pursuant to the guidance in paragraph 4(a) of EITF 00-21, the Company reviewed the accounting guidance in SOP 97-2 (higher-level literature) for its multiple element arrangements. The Company noted that while SOP 97-2 provides guidance regarding the separation and allocation of revenue to deliverables subject to SOP 97-2, SOP 97-2 does not provide guidance for separation (with the exception of leasing transactions) when a multiple element arrangement contains deliverables that are both within and outside the scope of SOP 97-21. Therefore, as required by paragraph 4(a)(iii) the Company then considered the guidance in EITF 00-21 to determine the manner in which to separate and allocate revenue in its multiple element arrangements. Pursuant to the guidance in EITF 00-21, all one-time revenues (except for hardware in a leasing transaction) were allocated to software training. The Company then followed the provisions of SOP 97-2 to account for the software training because software training is within the scope of SOP 97-2.
The remainder of this letter provides a detailed explanation and analysis of our position .
Multiple Element Arrangement – Consideration of higher-level literature.
As discussed beginning on page 6 of our white paper on revenue recognition policy regarding multiple element arrangements submitted to the SEC on November 21, 2005 (the White Paper), the Company identified its transactions (both leasing and cash transactions) as multiple element arrangements. The company reviewed paragraph 4 of EITF 00-21 which states:
4. This Issue applies to all deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements (whether written, oral, or implied, and hereinafter referred to as “arrangements”) in all industries under which a vendor will perform multiple revenue-generating activities, except as follows:
a.	A multiple-deliverable arrangement or a deliverable(s) in a multiple-deliverable arrangement may be within the scope of higher-level authoritative literature. That higher-level authoritative literature (including, but not limited to, Statements 13, 45, and 66; Interpretation 45; Technical Bulletin 90-1; and SOPs 81-1, 97-2, and 00-2) (referred to hereinafter as “higher-level literature”) may provide guidance with respect to whether and/or how to allocate consideration of a multiple-deliverable arrangement. The following describes the three categories into which that higher-level literature falls and the application of this Issue or the higher-level literature in determining separate units of accounting and allocating arrangement consideration:

i.	If higher-level literature provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate

1 As discussed in the section of this letter entitled “Multiple Element Arrangement – Consideration of higher level literature”, SOP 97-2 and FASB Statement No. 13 do provide guidance for the separation of leased property from the other elements in an arrangement.

units of accounting, the arrangement or the deliverable(s) in the arrangement that is within the scope of that higher-level literature should be accounted for in accordance with the relevant provisions of that literature rather than the guidance in this Issue.

ii.	If higher-level literature provides guidance requiring separation of deliverables within the scope of higher-level literature from deliverables not within the scope of higher-level literature, but does not specify how to allocate arrangement consideration to each separate unit of accounting, such allocation should be performed on a relative fair value basis using the entity’s best estimate of the fair value of the deliverable(s) within the scope of higher-level literature and the deliverable(s) not within the scope of higher-level literature. Subsequent accounting (identification of separate units of accounting and allocation of value thereto) for the value allocated to the deliverable(s) not subject to higher-level literature would be governed by the provisions of this Issue.

iii.	If higher-level literature provides no guidance regarding the separation of the deliverables within the scope of higher-level literature from those deliverables that are not or the allocation of arrangement consideration to deliverables within the scope of the higher-level literature and to those that are not, then the guidance in this Issue should be followed for purposes of such separation and allocation. In such circumstances, it is possible that a deliverable subject to the guidance of higher-level literature does not meet the criteria in paragraph 9 of this Issue to be considered a separate unit of accounting. In that event, the arrangement consideration allocable to such deliverable should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. [Footnote references omitted]
The Company’s multiple element transactions contain deliverables subject to SOP 97-2 and in the case of leasing transactions, SFAS 13. Both SOP 97-2 and SFAS 13 represent higher-level literature than EITF 00-21. Therefore, the Company first analyzed the guidance in SOP 97-2 to determine whether paragraphs 4(a)(i), 4(a)(ii) or 4(a)(iii) of EITF 00-21 were applicable. The company determined that paragraph 4(a)(iii) of EITF was applicable to its situation. Following is the analysis which supports this conclusion.
The scope of SOP 97-2 is described in part in paragraph 2 of SOP 97-2 which states:
This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software.(footnote omitted). It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental to the products or services as a whole.
As discussed in the White Paper, the company’s multiple element transactions contain the following one-time elements: hardware, software, hardware installation services and software training services. Because the company’s arrangements include software that is more than incidental to the arrangement as a whole the company’s arrangements are within the scope of

SOP 97-2 as noted in paragraph 2 above. SOP 97-2 also specifically addresses services in paragraph 9 and discusses the accounting for software training services in paragraphs 63-68.
As for the hardware and hardware installation services, the company noted that EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” provides guidance as to whether these elements would be considered to be within the scope of SOP 97-2. As described on page 7 of the White Paper, the Company concluded the software was not essential to the functionality of the hardware/ hardware installation services, and therefore the hardware and hardware installation services are not subject to the guidance in SOP 97-2.
SOP 97-2 provides guidance relating to the separation of multiple deliverables included in a multiple element software arrangement and for the allocation of arrangement consideration among units of accounting. Paragraph 4 of SOP 97-2 also provides guidance regarding the separation of leases subject to SFAS 13 from the other elements in the arrangement and states:
If a lease of software includes property, plant or equipment, the revenue attributable to the property, plant or equipment should be accounted for in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 13, Accounting for Leases, and any revenue attributable to the software, including post-contract customer support (PCS), should be accounted for separately in conformity with the guidance set forth in this SOP.
Paragraph 4 of SOP 97-2, however, does not provide guidance regarding the allocation of arrangement consideration between a leasing element and other SOP 97-2 elements. Accordingly, the Company concluded that the hardware element (in a leasing transaction) should be accounted for pursuant to SFAS 13. SOP 97-2 also does not provide guidance regarding either: the separation of deliverables within the scope of SOP 97-2 from those deliverables that are not within that scope; or the allocation of arrangement consideration to deliverables within the scope of SOP 97-2 and to those that are not.
Therefore, with respect to the other one-time deliverables in a leasing transaction and all one-time deliverables in a cash transaction, the Company concluded based on the analysis described above that because SOP 97-2 provides no guidance regarding the separation of the deliverables within the scope of SOP 97-2 from those deliverables that are not or the allocation of arrangement consideration to deliverables within the scope of SOP 97-2 and to those that are not, then the guidance in EITF 00-21 should be followed for the purposes of such separation and allocation pursuant to paragraph 4(a)(iii).
Application of EITF 00-21
In applying EITF 00-21, the company determined that consideration related to one-time elements is allocated to two units of accounting in a lease transaction (leased hardware and a combined unit of accounting consisting of software, hardware installation services, and software training services). In cash sales transactions all consideration related to one-time elements are allocated to a single unit of accounting. Consideration was only allocated to these units of accounting because other elements of the arrangement were either not considered separate units of accounting according to paragraph 9 of EITF 00-21 or allocation of arrangement consideration to the separate unit of accounting was prohibited by paragraph 14 of EITF 00-21. As described in detail in beginning on page 11 of the White Paper the software was not considered a separate unit of accounting under paragraph 9 because it is never sold separately and therefore has no value on a stand alone basis2, and no revenue was allocated to hardware installation services pursuant to paragraph 14 of SOP 97-2 because payment for hardware installation services is subject to performance of the software training services. (see further discussion on pages 11 and 18, respectively of the White Paper).
Having allocated all of the one-time revenue to software training services (except for hardware in a leasing transaction) as described above, the Company analyzed how to record revenue for the software training services – the last deliverable element within the one-time deliverables. As part of its analysis the Company considered the provisions of paragraph 10 of EITF 00-21 which states:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
The company concluded that it would be appropriate to follow the provisions of SOP 97-2 to recognize revenue related to the software training services (the last delivered element to which all revenue had been allocated as previously described) because software training services are within the scope of SOP 97-2,
Additional Considerations
In reaching its conclusion the Company also considered the examples provided in EITF 00-21. Example 10 in particular provides a relevant fact pattern and states as follows:
Example 10 – Painting Contract:

PainterCo is a contractor that provides painting services for commercial and private residences. PainterCo contracts with a customer to paint the customer’s house for $3,000. The price is inclusive of all paint, which is obtained by PainterCo at a cost of $800. The customer is given the right to purchase paint separately if so desired (although the customer did not opt to do so in this example). The paint would have cost the customer $900 if purchased from a hardware store. The painting service would have cost $2,150 if purchased without the paint.

All paint necessary to complete the project is delivered to the customer’s house prior to the beginning of the work. Pursuant to the contract, risk of loss of or damage to the paint passes to the customer once delivered to the house. Therefore, if the paint is damaged or

2 Additionally, even if these elements met the requirements of paragraph 9 of EITF 00-21 to be accounted for a separate units of accounting, under paragraph 14 of EITF 00-21 no revenue would be allocated to these separate units of accounting because payment related to all of the revenue allocated would be contingent on the delivery of the software training services.

stolen once delivered to the customer’s home, the customer is responsible for replacing it. Additionally, upon delivery of the paint, the customer becomes obligated to pay PainterCo $900 for the paint. The customer has a general right of return with respect to any unopened can of paint. However, a specific right of return exists in that the customer may receive a full refund for all the paint (whether or not the cans were opened) if PainterCo does not paint the house. PainterCo has always completed the painting service in accordance with contract terms and, therefore, believes that performance of the painting service in this arrangement is probable. PainterCo does not sell paint without providing the painting service.

Evaluation: The first condition for separation is met because the paint is sold separately by other vendors. The second condition for separation is also met for the painting service because objective and reliable evidence of fair value exists as PainterCo sells the painting service separately. The third condition for separation is met because, even though a general right of return exists, performance of the painting service is probable and within the control of PainterCo. Therefore, the paint and the painting service are considered separate units of accounting.

However, in allocating arrangement consideration, no amount would be allocated to the paint because, in the event that PainterCo does not perform the painting service, the customer may return all of the paint for a full refund. (emphasis added)
The company considered Example 10 relevant to the analysis of its multiple element arrangements because similar to the painting contract example, the Company did not allocate any revenue to certain deliverables (i.e. software and hardware installation services) because revenue on those elements is subject to the performance of the software training services. While not explicitly discussed in Example 10, the Company believes that all revenue allocated to the painting service in the example would be recognized as appropriate for such a service contract. This methodology appears consistent with the Company’s approach of recognizing all revenue allocated to the software training services pursuant to SOP 97-2.
In reaching its conclusion the Company also considered the accounting guidance contained in an Ernst & Young publication. In May 2005, Ernst & Young (“E&Y”) issued Financial Reporting Developments: Revenue Arrangements with Multiple Deliverables – EITF Issue No. 00-21 (the “E&Y Publication”). Question 4-2 included in the E&Y Publication states:
How does Issue 00-21 interact with AICPA Statement of Position No. 97-2, Software Revenue Recognition (SOP 97-2), and EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2, “Software Revenue Recognition,” to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software (Issue 03-5)?
The response to this question states in part:
If an arrangement contains elements both within (software deliverables) and not within (non-software deliverables) the scope of SOP 97-2, Issue 03-5 must be applied to determine if the non-software deliverables should be accounted for pursuant to SOP 97-2 because the software is essential to the functionality of those items. If some or all of the non-software deliverables are determined to be outside the scope of SOP 97-2, Issue 00-

21 is applied to determine how the arrangement consideration should be allocated among the deliverables (both software and non-software) subject to 97-2 and the other deliverables, as follows:
1) If the application of Issue 03-5 results in non-software deliverables being subject to SOP 97-2, the separation and allocation of arrangement consideration guidance of SOP 97-2 should be followed for those deliverables (that is, all of the SOP 97-2 deliverables) as specified by paragraph 4.a.i of Issue 00-21.
2) Non-software deliverables not included in the scope of SOP 97-2 are subject to the separation and allocation of arrangement consideration guidance contained in paragraph 4.a.iii of Issue 00-21. That is the arrangement should be evaluated pursuant to the provisions of Issue 00-21 to determine if the non-software deliverables should be separated from the software deliverables subject to the scope of SOP 97-2. (emphasis added)
The E&Y Publication also provides an example as follows:
Facts: A vendor sells a software license, bundled with post-contract customer support (PCS), hardware and installation. The licensed software is essential to the functionality of the hardware. Additionally, the vendor sells the customer a cabinet unit to store the user manuals, etc., as part of the arrangement.
Analysis: Because the software is essential to the functionality of the hardware included in the arrangement, the hardware is subject to SOP 97-2 (pursuant to Issue 03-5). While the first four deliverables are subject to SOP 97-2, the cabinet is outside the scope of 97-2 (because software is incidental to its use). The arrangement should be evaluated pursuant to Issue 00-21 to determine if the storage cabinet can be separated from the software license, PCS, hardware and installation, and if so, what amount of arrangement consideration for the first four deliverables would be further allocated, and then recognized, pursuant to SOP 97-2. Revenue should be recognized for the sale of the cabinet when the basic revenue recognition criteria set forth in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, and SEC Staff Accounting Bulletin No. 104, Revenue Recognition, have been satisfied.
Additionally, Question 10-1 in the E&Y Publication discusses the appropriate recognition of revenue for a combined unit of accounting and states in part:
Determining the appropriate revenue recognition model to follow when multiple deliverables do not meet the separation criteria pursuant to Issue 00-21, and therefore should be treated as a combined unit of accounting, requires the use of professional judgment and is dependent on the relevant facts and circumstances.
However, we believe that there is a rebuttable presumption that the revenue recognition model applicable to the final deliverable included in the arrangement is the model that should be followed when recognizing revenue for the combined unit of accounting. The final deliverable model dictates that revenue is only recognized once the last item has been delivered, or over a performance period if the last deliverable is a service, assuming the other revenue recognition criteria have been met. (emphasis added)
The Company believes its analysis and conclusion regarding the revenue recognition model for its multiple element transactions is consistent with the discussion included in the E&Y Publication. Specifically, the Company has considered the guidance in SOP 97-2, concluded that because elements both within and outside the scope of SOP 97-2 are included in the multiple element transaction and because SOP 97-2 does not provide guidance regarding the separation of such elements that paragraph 4(a)(iii) of EITF 00-21 should be applied, which results in utilizing the guidance in EITF 00-21 to allocate revenue to the appropriate separate units of accounting.
The final deliverable in the combined unit of accounting in our arrangements is the software training services. The appropriate revenue recognition model to apply to the software training services is SOP 97-2 because such services are explicitly addressed in paragraphs 12, 63 and 67 of SOP 97-2. Consistent with the “final deliverable model” described in the E&Y Publication, we believe that all the revenue allocated to the combined unit should be recognized over the performance period of the last deliverable, which is software training services subject to SOP 97-2. Therefore, we believe that all the revenue allocated to the combined unit of accounting which includes revenues related to the non-SOP 97-2 deliverables should be recognized under SOP 97-2 as the software training services are performed.
Please contact our counsel, John Huber of Latham & Watkins LLP at (202) 637-2242 regarding any additional questions or comments regarding this response.
Sincerely,
Gregory T. Geswein
Senior Vice President and Chief Financial Officer
cc:     Division of Corporation Finance
Thomas Ferraro, Senior Staff Accountant
Christopher White, Staff Accountant
Latham & Watkins LLP
John Huber, ESQ, Washington D.C.